

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2014

Via E-mail
Mr. Brian Pappas
Chief Executive Officer
Creative Learning Corporation
701 Market Street, Suite 113
St. Augustine, FL 32095

      Re: **Creative Learning Corporation**
              Form 10-K for the Fiscal Year Ended September 30, 2013
              Filed January 14, 2014
              Form 10-Q for the Quarters Ended December 31, 2013 and March 31, 2014
              Filed February 13, 2014 and May 19, 2014, respectively
              File No. 000-52883

Dear Mr. Pappas:

      We issued comments on the above captioned filings on April 28, 2014, June 16, 2014 and July 31, 2014**.** On May 28, 2014**,** we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

      Please contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or me at (202) 551-3810 with any questions.

                         Sincerely,

                         /s/ Larry Spirgel

                         Larry Spirgel
                         Assistant Director